Exhibit 12.1

SLM CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Years Ended December 31,					Three Months Ended March 31,
	2010	2011	2012	2013	2014	2015
Income (loss) before income tax expense (benefit)	$(122,669)	$87,848	$341,871	$416,528	$333,752	$79,421
Add: Fixed charges	146,256	107,896	84,708	91,182	98,404	31,286

Total earnings	$23,587	$195,744	$426,579	$507,710	$432,156	$110,707

Interest expense	$143,927	$105,385	$82,911	$89,085	$95,815	$30,402
Rental expense, net of income	2,329	2,511	1,797	2,097	2,589	884

Total fixed charges	146,256	107,896	84,708	91,182	98,404	31,286
Preferred stock dividends	—	—	—	—	12,933	4,823

Total fixed charges and preferred stock dividends	$146,256	$107,896	$84,708	$91,182	$111,337	$36,109

Ratio of earnings to fixed charges(1)(2)	—	1.81	5.04	5.57	4.39	3.54

Ratio of earnings to fixed charges and preferred stock dividends(1)(2)	—	1.81	5.04	5.57	3.88	3.07

(1)	For purposes of computing these ratios, earnings represent income (loss) before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.
(2)	Due to a pre-tax loss from operations of $122,669 for the year ended December 31, 2010, the ratio coverage was less than 1:1. We would have needed to generate $122,669 of additional earnings in the year ended December 31, 2010 for the ratio coverage to equal 1:1.